State Of Delaware

Entity Details

7/19/2021 4:46:19PM

File Number:	7297494	Incorporation Date / Formation Date:	2/26/2019
Entity Name:	KNOWLEDGE AS A SERVICE, INC.		
Entity Kind:	Corporation	Entity Type:	General
Residency:	Domestic	State:	DELAWARE
Status:	Good Standing	Status Date:	2/26/2019

Registered Agent Information

Name:	INCORP SERVICES, INC.		
Address:	919 NORTH MARKET STREET, SUITE 950		
City:	WILMINGTON	Country:	
State:	DE	Postal Code:	19801
Phone:	800-246-2677		